Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270053, 333-270053-01, 333-270053-02, 333-270053-03,

 333-270053-04, 333-270053-05, 270053-06 and 270053-07

Ares Management Corporation

$500,000,000 6.375% SENIOR NOTES DUE 2028

PRICING TERM SHEET

November 7, 2023

This pricing term sheet should be read together with the Preliminary Prospectus Supplement dated November 7, 2023 to the Prospectus dated February 27, 2023.

Issuer:	Ares Management Corporation

Guarantors:	Each of Ares Holdings L.P., Ares Management LLC, Ares Finance Co. LLC, Ares Finance Co. II LLC, Ares Finance Co. III LLC, Ares Finance Co. IV LLC and Ares Investments Holdings LLC

Anticipated Ratings*:	BBB+ by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. A- by Fitch Ratings, Inc.

Legal Format:	SEC-Registered

Trade Date:	November 7, 2023

Settlement Date**:	November 10, 2023 (T+3)

Principal Amount:	$500,000,000

Maturity Date:	November 10, 2028

Benchmark Treasury:	UST 4.875% due October 31, 2028

Benchmark Treasury Price and Yield:	101-14¼ / 4.547%

Spread to Benchmark Treasury:	+187.5 bps

Yield to Maturity:	6.422%

Issue Price (Price to Public):	99.802% of principal amount

Coupon (Interest Rate):	6.375%

Interest Payment Dates:	May 10 and November 10, commencing May 10, 2024

Optional Redemption:	The notes may be redeemed prior to maturity in whole at any time or in part from time to time at our option at a redemption price equal to the greater of 100% of the principal amount to be redeemed and a “make-whole” redemption price (T+30 bps), in either case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; provided, however, that if the Issuer redeems any notes on or after October 10, 2028 (the date falling one month prior to the Maturity Date of the notes), the redemption price for the notes will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

CUSIP / ISIN:	03990B AA9 / US03990BAA98

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

** It is expected that delivery of the notes will be made against payment therefor on or about November 10, 2023, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially will settle in “T+3”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the second business day before settlement should consult their own advisors.

The issuer has filed a registration statement (including a prospectus), as amended by post-effective amendment no. 1 thereto, and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the related prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the preliminary prospectus supplement and prospectus from (i) BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC, 28255-0001, Attention: Prospectus Department, by email at dg.prospectus_requests@bofa.com or toll-free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, by email at prospectus@morganstanley.com or toll-free at 1-866-718-1649, (iii) SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, NY, 10172 or by email at prospectus@smbcnikko-si.com, or (iv) Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN, 55402, Attention: WFS Customer Service, by email at wfscustomerservice@wellsfargo.com or toll-free at 1-800-645-3751.